Mail Stop 3561

October 24, 2007

Mr. Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

       Re: Systemax Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 30, 2007
              Forms 10-Q for Fiscal Quarters Ended March 31, 2007
              and June 30, 2007
              Filed May 10, 2007 and August 9, 2007
              Response Letter Dated September 6, 2007
              File No. 1-13792

Dear Mr. Reinhold:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         William Choi
                         Branch Chief